VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mark Kronforst	January 24, 2007

Re:	Diebold, Incorporated Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 14, 2006 File No. 001-04879
Ladies and Gentlemen:
     Diebold, Incorporated (the “Company”) is submitting this letter in response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 9, 2007 (the “Comment Letter”), with respect to its Form 10-K for the year ended December 31, 2005.
     Below is the Company’s response to the comment raised by the Staff in the Comment Letter. For the convenience of the staff, we have repeated the Staff’s comment before the response.
Form 10-K for the Fiscal Year Ended December 31, 2005
Note 5: Property, Plant and Equipment, page 33
1.	We note your response to prior comment number 2 and it is unclear to us why you have classified rotable spares in property, plant and equipment. As part of your response, please provide the following:

•	Please explain, in greater detail, why you believe that accounting for rotable spares as a fixed asset is appropriate;
     Response:
Rotable spares are pools of repairable service parts that have been or will be reconditioned by the Company and subsequently used in ongoing maintenance services performed by the Company for its customers. Because these rotable spares may be

Securities and Exchange Commission
January 24, 2007

reconditioned and reused a number of times over several years, there is not an immediate recognition of the cost of the full value of the rotable spare upon use, but rather a decrease in value over time more associated with the wear and tear of the asset. The recognition of the cost is via a systematic and rational allocation over time that is consistent with the benefit these assets provide. In addition, these types of service parts support an ongoing maintenance service revenue stream that is largely supported by contracts with customers. These contracts are typically at least one year in duration and are frequently renewed. This type of contract revenue stream is recognized ratably over the term of the contract. The Company deems the recognition of the costs of rotable spares in a systematic and rational methodology over a period of time, to be in line with the matching of the maintenance service revenue stream they support. Thus, the Company has concluded that the classification of rotable spares within Property, Plant and Equipment to be the most appropriate classification and is consistent with other depreciable and long term assets in the Company’s Balance Sheet. This classification is consistent with the AICPA Industry Guidelines for the Airline Industry which our industry follows.
•	Explain how CON 6 supports your accounting and refer to the specific paragraphs that you have relied upon;
     Response:
The Company utilizes Paragraph 149 of FASB Concept 6 — Elements of Financial Statements - Recognition, Matching and Allocation (“CON 6”), as its basis for inclusion of rotable spares as an asset within Property, Plant and Equipment.
Per Paragraph 149 of FASB Concept 6:
“149. However, many assets yield their benefits to an entity over several periods, for example, prepaid insurance, buildings, and various kinds of equipment. Expenses resulting from their use are normally allocated to the periods of their estimated useful lives (the periods over which they are expected to provide benefits) by a “systematic and rational” allocation procedure, for example, by recognizing depreciation or other amortization. Although the purpose of expense allocation is the same as that of other expense recognition — to reflect the using up of assets as a result of transactions or other events or a circumstance affecting an entity — allocation is applied if causal relations are generally, but not specifically, identified. For example, wear and tear from use is known to be a major cause of the expense called depreciation, but the amount of depreciation caused by wear and tear in a period cannot be measured. Those expenses are not related directly to either specific revenues or particular periods. Usually no traceable relationship exists, and they are recognized by allocating costs to periods in which assets are expected to be used and are related only indirectly to the revenues that are recognized in the same period.”

Securities and Exchange Commission
January 24, 2007

The Company determined that CON 6 describes a correlation of how the use of Property, Plant and Equipment is (i.e.; buildings and various kinds of equipment) allocated to the periods of their estimated useful lives (i.e.; the period in which they are expected to provide benefits) which is consistent with the Company’s accounting and use of rotable spares as described above. In addition, the wear and tear or depreciation of rotables is not related directly to either specific revenues or particular periods, consistent with depreciation of assets within Property, Plant and Equipment. Thus, the Company has consistently classified these types of assets into Property, Plant and Equipment.
•	Explain how you considered Q&A #12 of TIS Section 2140 of the AICPA Technical Questions
     Response:
The Company gave consideration to Q&A #12 of TIS Section 2140 of the AICPA Technical Questions in its analysis of support for determining the proper balance sheet classification of rotable spares, but believes that CON 6 was more applicable to rotable spares. CON 6 provides a better correlation of how assets, such as Property, Plant and Equipment, yield benefits to an entity over several periods with no direct relation to either specific revenues or particular periods. In addition, by including rotable spares as Property, Plant and Equipment, the Company consistently groups similar assets of the Company that are depreciable and long term in nature. Lastly, the Company also considered the fact that CON 6 was authoritative literature where the AICPA Technical Questions are non-authoritative.
If you have any further questions regarding this matter, please contact the undersigned at (330) 490-5228.
Very truly yours,
/s/Kevin J. Krakora
Kevin J. Krakora
Executive Vice President and
Chief Financial Officer